EXHIBIT 99.1

CAE INC. EMPLOYEE STOCK PURCHASE PLAN

Effective as of April 1, 2000

Amendments effective as of September 19, 2005

CAE INC. EMPLOYEE STOCK PURCHASE PLAN

1.   PURPOSE

The purpose of the Plan is to provide Employees with an opportunity to participate in the ownership of the Company on an ongoing basis through purchases of Shares. The Plan shall operate as an employee profit sharing plan as defined in section 144 of the Income Tax Act (Canada) or any successor provision.

2.   DEFINITIONS

As used in the Plan:

“Affiliate” means an affiliated body corporate of the Company within the meaning of subsection 2(2) of the Canada Business Corporations Act. Notwithstanding any other provision of the Plan, the Committee may determine whether and as of what date employees of any particular Affiliate may participate herein.

“Board” means the Board of Directors of the Company.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which banks are required or authorized to close in Montreal, Quebec.

“Committee” means the Human Resources Committee of the Board or such other committee as may be designated by the Board.

“Company” means CAE Inc. or a successor.

“Effective Date of Amendments” September 19, 2005.

“Employee” means a permanent full-time or permanent part-time employee of the Company or of an Affiliate based in a country where the Plan has been authorized by the Committee. For the purposes of the Plan, a transfer from the Company to an Affiliate, from an Affiliate to the Company, or between Affiliates shall be deemed not to constitute a resignation or termination of employment.

“Employer Contributions” means contributions made to the Plan by the Company or an Affiliate pursuant to section 6.

“Enrollment/Modification Form” means the Enrollment/Modification Form in the form determined by the Committee.

“Group RRSP” means any group registered retirement savings plan administered by the Trustee or an affiliate thereof for the benefit of the Employees that is designated by the Committee for the purposes of the Plan.

“Holding Period” means a period of two (2) years from the date the employer purchases Shares during which the Participant cannot sell, transfer or withdraw such Shares.

“Initial Participant Contribution” means a one-time contribution made by a Participant in the amount of CAN$500, the election for which contribution must be indicated on an Enrollment/Modification Form filed within two (2) months after the employee’s employment date.

“Lump Sum Payment” means a contribution by way of cheque payable to The Standard Life Trust Company.

“Ordinary Participant Contributions” means contributions made by a Participant computed as a percentage of Salary.

“Participant” means an Employee who has enrolled in the Plan.

“Participant Contributions” means Initial Participant Contributions and/or Ordinary Participant Contributions, as the context requires.

“Pay Period” means the Participant’s pay period.

“Plan” means this Employee Stock Purchase Plan, as it may be amended from time to time, and which is intended to constitute an employee profit sharing plan as defined in section 144 of the Income Tax Act (Canada) or any successor provision.

“Plan Year” means any calendar year during which the Plan is in force.

“Profits” means current profits, retained earnings, and any other amount of or in respect of the Company or an Affiliate considered by the Canada Revenue Agency to constitute profits for the purposes of subsection 144(10) of the Income Tax Act (Canada) or any successor provision.

“Retirement” means a cessation of employment entitling the Participant to receive an immediate pension benefit under a Company or Affiliate pension plan, except in the case of a termination for cause (other than mental or physical incapacity).

“Salary” means the base salary of the Employee for the relevant period, excluding overtime, bonuses, and other special or one-time payments received in that period.

“Shares” means common shares in the capital stock of the Company.

“Trust Fund” means the assets of the Plan held by the Trustee, consisting of the Participant Contributions, the Employer Contributions, the Shares purchased therewith and the income derived therefrom, the whole as more fully set out in paragraph 7.1.

“Vested Shares” means Shares in a Participant’s account that are not Unvested Shares.

“Withdrawal/Termination Form” means the Withdrawal/Termination Form in the form determined by the Committee.

Unless the context otherwise requires, references to the masculine shall be deemed to include references to the feminine, and vice versa, and references to the singular shall be deemed to include references to the plural, and vice versa.

3.   REGULATORY APPROVAL

This Plan is subject to all necessary regulatory approvals.

4.   ELIGIBILITY

4.1 Eligible Employees — Each Employee shall be eligible to participate in the Plan.

4.2 No Effect on Employment — The terms of employment of an Employee by the Company or an Affiliate shall not be affected by his participation in the Plan. Nothing contained in the Plan or in any documentation pertaining thereto shall confer upon any Participant any right with respect to continuance of employment by the Company or any Affiliate or interfere in any way with the right of the Company or any Affiliate to terminate the employment of any Participant. Under no circumstances shall any person who is or has at any time been a Participant be able to claim from the Company or an Affiliate or any related person any sum or other benefit to compensate him for loss of any rights or benefits under or in connection with this Plan or by reason of his participation herein.

4.3 Enrollment/Modification Form — Each Employee may elect to participate in the Plan as of the date of his choice by completing and delivering to the Company the Enrollment/Modification Form. Participation in the Plan shall begin during the current Pay Period upon receipt of the Enrollment/Modification Form by Payroll. Delivery of a duly completed and executed Enrollment/Modification Form shall constitute acceptance by the Employee of all the terms and conditions of the Plan and of any regulations adopted or to be adopted pursuant to paragraph 13.1.

Lump Sum Payments shall be processed, at the latest, within the week following receipt of the cheque by Payroll.

5.   PARTICIPANT CONTRIBUTIONS

5.1 Amount of Contributions — The Employee shall indicate on the Enrollment/Modification Form whether he wishes to make an Initial Participant Contribution, a Lump Sum Payment or the amount of any Ordinary Participant Contributions he wishes to make each Pay Period, or all three. The amount of Ordinary Participant Contributions must be equal to any whole percentage of the Participant’s Salary from 1 percent to 18 percent. In the event that the Salary of a Participant varies at any time in the course of a Plan Year, the Ordinary Participant Contributions of such Participant shall be automatically adjusted accordingly in order to remain equal to the selected percentage of the Participant’s Salary.

5.2 Manner of Payment — Each Participant shall make Participant Contributions to the Plan:

•	by regular scheduled payroll deduction at the end of each Pay Period. Each payroll deduction in respect of Ordinary Participant Contributions shall be in an amount equal to the percentage of such Participant’s Salary for such Pay Period selected by the Participant on his Enrollment/Modification Form. Each payroll deduction in respect of the Initial Participant Contribution shall be in the same percentage. However, the Participant may instead make such Initial Participant Contribution by way of cheque payable to the Trustee no later than two months after his employment date.

•	or by Lump Sum Payment. Contributions made by Lump Sum Payment are included in the annual contribution maximum of 18 percent of the Employee’s Salary. These contributions shall be made in accordance with the provisions of the CAE policy on insider trading, section 14 of CAE’s Corporate Policies and Procedures.

The Participant Contributions in any given Plan Year shall be made on the basis of the year of receipt of the Salary from which such Participant Contributions are deducted. Participant Contributions shall commence as soon as practicable but in no event later than the first Pay Period following the Pay Period in which the Enrollment/Modification Form is received.

5.3 Modification of Contributions — A Participant may modify the amount of his Ordinary Participant Contributions to the Plan up to twice in any Plan Year by completing and delivering to the Company an Enrollment/Modification Form. Such modification shall take effect as soon as practicable but in no event later than the first Pay Period following the Pay Period in which the Enrollment/Modification Form is received, at which time the Ordinary Participant Contributions shall be adjusted accordingly, provided such adjustment conforms with paragraph 5.1.

5.4 No Retroactive Contributions — A Participant may not make retroactive Participant Contributions to the Plan, unless the Committee determines otherwise.

5.5 Paid Leave of Absence — A Participant on authorized Company-paid or Affiliate-paid leave of absence shall continue to make Participant Contributions through payroll deduction, as provided for in paragraph 5.2, unless such Participant has completed and delivered to the Company an Enrollment/Modification Form stating that he wishes to have his Participant Contributions suspended during the period of such absence, in which event paragraph 5.7 shall apply, with such modifications as the context requires.

5.6 Maternity and Parental Leave – A Participant on maternity leave or unpaid parental leave may, if he so wishes, continue to make Participant Contributions by way of post-dated cheques payable to The Standard Life Trust Company delivered to Payroll before he goes on leave.

5.7 Lay-off and Unpaid Leave of Absence – In the case of lay-off or authorized unpaid leave of absence, and subject to paragraph 5.9, the Participant Contributions of the Participant shall be automatically suspended. Such suspension shall apply until the Participant returns to work, after which the Participant may resume his Participant Contributions by completing and delivering to the Company an Enrollment/Modification Form. Participant Contributions shall resume as soon as practicable but in no event later than the first Pay Period following the Pay Period in which the Enrollment/Modification Form is received.

During any suspension of Participant Contributions by a Participant on lay-off or unpaid leave of absence, the Participant shall remain eligible for Employer Contributions earned prior to such suspension, subject to section 6.

5.8 Long-term Disability – In the event that a Participant becomes disabled and entitled to benefits under a recognized long-term disability program, and subject to paragraph 5.9, the Participant Contributions of the Participant shall be automatically suspended. Such suspension shall apply until the Participant returns to work, after which the Participant may resume his Participant Contributions by completing and delivering to the Company an Enrollment/Modification Form. Participant Contributions shall resume as soon as practicable but in no event later than the first Pay Period following the Pay Period in which the Enrollment/Modification Form is received.

During any suspension of Participant Contributions by a Participant on long-term disability, the Participant shall remain eligible for Employer Contributions earned prior to such suspension, subject to section 6.

5.9 Continuing Contributions – A Participant to whom paragraph 5.8 applies may continue to contribute to the Plan by way of Lump Sum Payments until the earlier of his return to work or the end of the Plan Year in which the event described in such applicable paragraph occurs. The Participant must deliver to Payroll post-dated cheques payable to The Standard Life Trust Company in order to maintain his participation.

5.10 Voluntary Suspension of Contributions – A Participant may at any time, by completing and delivering to the Company an Enrollment/Modification Form, request that his Ordinary Participant Contributions be suspended. The Participant shall have the option of resuming his Ordinary Participant Contributions at any time by completing and delivering to the Company a new Enrollment/Modification Form. Ordinary Participant Contributions shall resume as soon as practicable but in no event later than the first Pay Period following the Pay Period in which the Enrollment/Modification Form is received.

During any suspension of Participant Contributions, the Participant shall remain eligible for Employer Contributions earned prior to such suspension, subject to section 6, and shall be considered a Participant in the Plan for all purposes other than the making of Participant Contributions.

5.11 Remittance of Contributions – Participant Contributions withheld through payroll deduction by the Company and each Affiliate in each Pay Period shall be remitted by the Company and each Affiliate to the Trustee as soon as practicable but in no event later than one week following the payment of the pay from which such Participant Contributions are deducted. The Participant shall remit the Participant Contributions described in paragraph 5.6 or 5.9 directly to Payroll by way of post-dated cheques payable to The Standard Life Trust Company.

6.   EMPLOYER CONTRIBUTIONS

Simultaneous with the relevant Participant Contribution or as soon as practicable thereafter, the Company or the relevant Affiliate, as the case may be, shall remit to the Trustee for the benefit of each Participant an Employer Contribution out of Profits. Such Employer Contribution shall be equal to:

a) 100 percent of the amount of the Participant’s Initial Participant Contribution, if any; and, b) 50 percent of the amount of the relevant Ordinary Participant Contributions up to (i) six percent of Salary less (ii) any amount described in a). However, if there are insufficient Profits to make an Employer Contribution calculated according to the preceding formula in a particular Plan Year, the Employer Contribution for that Plan Year shall be reduced to CAN$100 per Participant. It is understood that the Employer Contribution described in b) for the benefit of any Participant in respect of a Plan Year shall not exceed three percent of his Salary in that Plan Year.

For contributions made by a Participant between January 1, 2003 and September 18, 2003, the corresponding Employer Contribution shall be acquired on September 19, 2005. With respect to Participant Contributions made between September 19, 2003 and September 18, 2005, the corresponding Employer Contribution shall also be acquired on September 19, 2005, but be subject to a Holding Period of two (2) years from the date the Shares are purchased. Finally, for Participant Contributions made on or after September 19, 2005, the corresponding Employer Contribution shall be acquired immediately but also be subject to a Holding Period of two (2) years from the date the Shares are purchased.

7.   TRUST FUND; ALLOCATIONS TO PARTICIPANTS

7.1 Assets of the Trust Fund – The Trust shall receive from the Company and the Affiliates the Participant Contributions of all the Participants made in accordance with section 5 and the Employer Contributions made to the Plan in accordance with section 6. Such contributions, the Shares acquired therewith and the income thereon from the date of receipt by the Trustee shall constitute the Trust Fund of the Plan and shall be held, invested, managed and administered by the Trustee pursuant to the terms of the Plan.

7.2 Allocations to Participants – The Trustee shall maintain a separate account for each Participant. The Trustee shall credit to the account of a Participant all Employer Contributions made for the benefit of the said Participant, all Participant Contributions made by such Participant, and all Shares acquired therewith. The Trustee shall allocate either absolutely or contingently to each Participant all income received, capital gains realized, and capital losses sustained by the Trust Fund on his account at such time or times as the Trustee may determine but, in any event, at least annually.

8.   SALE, WITHDRAWAL, TRANSFER OR FORFEITURE OF SHARES

8.1 Right to Sell, Withdraw or Transfer – Upon completing and delivering to the Company a Withdrawal/Termination Form, a Participant may direct the Trustee to sell, withdraw or transfer some or all of the Shares in his account. In the first case, the Trustee shall pay to the Participant an amount equal to the net proceeds of sale of those Shares which have been sold at the Participant’s direction. In the second case, the Trustee shall transfer title and deliver to the Participant those Shares that have been withdrawn at the Participant’s direction. In the third case, the Trustee shall proceed in accordance with paragraph 8.2.

However, the Shares purchased by way of Employer Contributions are subject to a minimum Holding Period of two (2) years. Therefore, in order to be sold, withdrawn or transferred, the Shares purchased by way of Employer Contributions must have been in the Participant’s account for at least two (2) years. However, this requirement shall not apply under the circumstances described in paragraph 8.3.

8.2 Group RRSP Transfer – Beginning on such date as the Committee determines, a Participant may direct the Trustee to transfer some or all of the Vested Shares in his account into the Group RRSP. A Participant may not request Share transfers to the Group RRSP more than once in any Plan Year. It is the responsibility of the Participant to ensure that the aggregate of such Group RRSP contributions and any contributions he makes to other registered retirement savings plans does not exceed the allowable limit under the Income Tax Act (Canada).

However, Shares purchased by way of Employer Contributions must have been in the Participant’s account for a minimum of two (2) years before being transferred to the Group RRSP.

8.3 Termination of Employment – A Participant’s participation in the Plan shall end on the date his employment is terminated. Regardless of the reason that a Participant leaves the Company, the Trustee shall either transfer and deliver to the Participant or sell all of the Shares in the Participant’s account, at the option of the Participant. The transfer and delivery of the Shares or payment of the net proceeds of sale, as the case may be, shall be effected as soon as practicable but in no event later than five (5) days from the date the Trustee receives notification of such termination.

In the event of the death of a Participant, the Trustee shall transfer and deliver all of the Shares in the Participant’s account to the legal representatives of the deceased Participant’s estate or sell such Shares, as the case may be. The transfer and delivery of the Shares or payment of the net proceeds of sale, as the case may be, shall be effected as soon as practicable but in no event later than five (5) days from the date the Trustee receives notification of the Participant’s death.

9.   INVESTMENTS

9.1 Contributions to be Invested Solely in Shares – All Participant Contributions and all Employer Contributions, as well as all income therefrom, shall be invested solely in the acquisition of Shares. Notwithstanding the foregoing, all Employer Contributions remitted to the Trustee shall, prior to the acquisition of Shares therewith pursuant to paragraph 9.2, earn interest for the account of the Participants, if more than three (3) days pass between the receipt by the Trustee of such Contributions and the time the Shares are actually purchased.

9.2 Acquisition of Shares by Trustee – In the case of Participant Contributions, Shares shall be purchased by the Trustee as soon as reasonably practicable following receipt of the Participant Contributions but in no event later than three (3) days following receipt of such Contributions. In the case of Employer Contributions, Shares shall be purchased by the Trustee as soon as reasonably practicable following receipt of such Contributions from the Company or any such longer period required by securities legislation, stock exchange rules, or other relevant rules.

9.3 Source of Shares – The Trustee shall use the Participant Contributions and the Employer Contributions to purchase Shares only on the open market, through the facilities of The Toronto Stock Exchange, as prescribed by the Board.

9.4 Registration of Shares – All the Shares purchased by the Trustee on behalf of a Participant pursuant to the provisions hereof shall be registered in the name of the Trustee, on behalf of such Participant. All rights and privileges with respect to the Shares, including voting rights, shall be exercised by the Participant through the Trustee, and any dividends shall be credited to the Participant’s account.

9.5 Dividends – All dividends paid on Shares held by the Trustee on a Participant’s behalf shall be reinvested by the Trustee in the acquisition of additional Shares as soon as practicable but in no event later than ten (10) days following payment of the dividends, which Shares shall be credited to the account of the Participant.

9.6 Shareholder Information; Right to Vote – The Trustee shall forward to each Participant all the shareholder information, documentation and reports sent by the Company to its shareholders. Prior to all meetings of the Company’s shareholders, the Trustee shall provide the Participant with a voting instruction card so that the Participant may indicate thereon his directions to the Trustee as to how he wishes the Trustee to vote on his behalf, and the Participant shall return such voting instruction card to the Trustee. Should the Participant fail to provide the Trustee with the voting instruction card, the Trustee shall refrain from voting the Shares credited to the account of the Participant.

9.7 Discretion of Trustee – Notwithstanding paragraph 9.2, the Trustee, at its discretion, may limit the daily volume of its purchases and sales of Shares or make such purchases and sales over several trading days to the extent that such action is deemed by it to be in the best interests of the Participants. Should the purchase or sale of Shares by the Trustee in any given month pursuant hereto be at various prices, the Trustee shall establish an average purchase or sale price, as the case may be, applicable for each Share in the relevant month.

9.8 Fractions of Shares – A Participant shall not be allowed under any circumstances to withdraw or transfer a fraction of a Share pursuant to any provision of the Plan. The value of any such fraction shall be paid in cash.

9.9 No Share Value Guarantee – Neither the Company nor any Affiliate, or any of their respective directors, officers or agents, makes any representation or warranty as to the future market value of any Shares acquired in accordance with the provisions of the Plan.

10.   STATEMENTS OF ACCOUNT

10.1 Quarterly Statements – The Trustee shall provide, on a quarterly basis, a statement of account to each Participant setting out the activity relating to the Participant’s account for those periods ending at the end of March, June, September and December of each Plan Year.

10.2 Up-to-Date Statements – Should a Participant request an up-to-date statement of account, such statement may be made available at such other time as may be agreed upon between the Company and the Trustee.

11.   THE TRUSTEE

11.1 Change of Trustee – The Company, as agent for each Participant, may at any time or times after providing ninety (90) days’ written notice remove the Trustee and appoint a successor or successors to fill any vacancy arising for any reason whatever.

11.2 Delegation by Trustee – The Trustee may delegate to the Company or to any corporation authorized to carry on the business of a trust company in Canada the duty to maintain records and to furnish statements in connection with all aspects of the Plan.

11.3 Indemnification – The Trustee shall be indemnified and held harmless by the Company against and from any and all loss, cost, liability or expense resulting from any claim, action, suit or proceeding to which it may be a party or in which it may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by it in settlement thereof (with the Company’s written approval) or paid by it in satisfaction of a judgement in any such action, suit or proceeding, except a judgement in favour of the Company based upon a finding of the Trustee’s wilful misconduct, negligence or bad faith. However, upon the assertion or institution of any such claim, action, suit or proceeding against it, the Trustee shall give the Company a reasonable opportunity, at the latter’s expense, to handle and defend the same within a time frame to be specified by the Trustee, before the Trustee undertakes to handle and defend such claim, action, suit or proceeding on its own behalf. The Company and the Participants shall be indemnified and held harmless by the Trustee against and from any and all loss, cost, liability or expense resulting from the wilful misconduct, negligence or bad faith of the Trustee or of any person (other than the Company) to which the Trustee has delegated any of its duties hereunder.

11.4 Certificates, Reports, Opinions – The Trustee shall be entitled to rely on all certificates, reports, opinions and other documents furnished by any broker, accountant, auditor or counsel to the Company and shall be fully protected and indemnified by the Company in respect of any acts performed in good faith and in reliance on such certificates, reports, opinions or documents.

11.5 Resignation of Trustee – The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder upon ninety (90) days’ written notice to the Company and each Participant or such shorter notice as may be agreed upon.

12.   PARTICIPANT’S RIGHTS NOT TRANSFERABLE

Except as provided herein, the rights of a Participant pursuant to the provisions of the Plan are non-assignable and non-transferable, in whole or in part. No attempted assignment or transfer thereof, otherwise than in accordance with the provisions hereof, shall be effective.

13.   INTERPRETATION, REGULATIONS, AMENDMENT AND TERMINATION

13.1 Regulation and Delegation – The Committee may make, amend and repeal at any time and from time to time such regulations not inconsistent herewith, as it may deem necessary or advisable generally for the proper administration and operation of the Plan. In particular, the Committee may delegate to any person, group of persons or corporation such administrative duties and powers as it sees fit, and the Committee may take such actions as are necessary not to penalize a Participant moving to or from Canada at the Company’s request. However, this provision does not extend so far as to implement the Plan in a country where it is not already in effect in order to allow a Participant to continue participating in the Plan.

13.2 Interpretation – The Committee shall have the power to interpret the provisions of the Plan from time to time. All decisions and interpretations of the Committee respecting the Plan and all rules and regulations made from time to time pursuant hereto shall be binding and conclusive on the Company, the Affiliates, and all Participants and their respective legal representatives and on all Employees eligible under the Plan to participate herein.

13.3 Amendment – The Committee may amend at any time the provisions of the Plan at its sole discretion, except that no such amendment shall operate so as to deprive a Participant of any rights acquired prior to the date thereof or to relieve the Company of the obligation to make such unremitted Employer Contributions as it would have been obliged to make in respect of that Participant pursuant to section 6. Notwithstanding the foregoing, if any provision of the Plan contravenes any applicable laws or regulations or any rules, regulations, by-laws or policies of any regulatory authority or stock exchange having jurisdiction or authority over the Company, an Affiliate or the Plan, then the Committee may amend such provision to the extent required to bring such provision into compliance therewith.

13.4 Termination – The Company hopes and expects to maintain the Plan indefinitely. However, the Committee reserves the right to terminate the Plan at any time, in which event the Participants’ rights will be governed by paragraph 8.3 as if the employment of all Participants had been terminated on the date the Plan is terminated.

14.   COSTS

Except as otherwise provided for in this section 14, the Company shall pay all costs of administering the Plan, including without limitation all the fees and expenses of the Trustee. All brokerage fees relating to the acquisition of Shares shall be borne by the Company. All brokerage and other fees relating to the sale, transfer to the Group RRSP or withdrawal of Shares shall be paid by the relevant Participants, except that the Company shall pay the said fees in respect of one (1) such transaction per Participant in each Plan Year.

15.   APPLICABLE LAWS

The laws of the Province of Ontario and the laws of Canada applicable therein shall apply to the Plan, any amendments thereto, and the administration thereof, and all rights and obligations thereunder shall be governed, construed and determined in accordance with such laws.

16.   NON-CANADIAN EMPLOYEES

The Plan shall apply to Employees outside Canada as of the times and to the extent determined by the Committee. The terms and conditions offered to non-Canadian Employees may vary and be more limited than those set forth above. For greater certainty, the application to non-Canada Employees of the foregoing Plan provisions shall be determined: a) in accordance with any schedules added to the Plan at the Committee’s discretion; and b) as the context requires.